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                                                                     EXHIBIT 4.8

                           SECOND AMENDED AND RESTATED
                              EMPLOYMENT AGREEMENT

         THIS AGREEMENT is made effective July 1, 2001, between CHESAPEAKE ENERGY CORPORATION, an Oklahoma corporation (the "Company"), and TOM L. WARD, an individual (the "Executive").

                                   WITNESSETH:

         WHEREAS, the Company and the Executive entered into that certain Amended and Restated Employment Agreement dated effective July 1, 1998 as amended by the First Amendment to Amended and Restated Employment Agreement dated December 31, 1998 (together the "Prior Agreement");

         WHEREAS, the Company and the Executive desire to amend and restate the Prior Agreement in its entirety.

         NOW, THEREFORE, in consideration of the mutual promises herein contained, the Company and the Executive agree as follows:

1. Employment. The Company hereby employs the Executive and the Executive hereby accepts such employment subject to the terms and conditions contained in this Agreement. The Executive is engaged as an employee of the Company and the Executive and the Company do not intend to create a joint venture, partnership or other relationship which might impose a fiduciary obligation on the Executive or the Company in the performance of this Agreement.

2. Executive's Duties. The Executive is employed on a full-time basis. Throughout the term of this Agreement, the Executive will use the Executive's best efforts and due diligence to assist the Company in achieving the most profitable operation of the Company and the Company's affiliated entities consistent with developing and maintaining a quality business operation.

         2.1 Specific Duties. The Executive will serve as President and Chief Operating Officer for the Company. From time to time, the Executive may be appointed as an officer of one (1) or more of the Company's subsidiaries. During the term of this Agreement, the Executive will be nominated for election or appointed to serve as a director of the Company and one (1) or more of the Company's subsidiaries. The Executive will use the Executive's best efforts to perform all of the services required to fully and faithfully execute the offices and positions to which the Executive is appointed and such other services as may be reasonably directed by the board of directors of the Company in accordance with this Agreement.

         2.2 Modifications. The precise duties to be performed by the Executive may be extended or curtailed in the discretion of the board of directors of the
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                  Company. However, except for termination for Cause (as
                  hereinafter defined) under paragraph 6.1.2 of this Agreement, the failure of the Executive to be elected, be reelected or serve as a director of the Company during the term of this Agreement, the removal of the Executive as a member of the board of directors of the Company, the withdrawal of the designation of the Executive as President or Chief Operating Officer of the Company, or the assignment of the performance of duties incumbent on the foregoing offices to other persons without the prior written consent of the Executive will constitute termination without Cause by the Company.

         2.3 Rules and Regulations. The Company currently has an Employment Policies Manual which addresses frequently asked questions regarding the Company. The Executive agrees to comply with the Employment Policies Manual except to the extent inconsistent with this Agreement. The Employment Policies Manual is subject to change without notice in the sole discretion of the Company at any time. In the event of a conflict between the Employment Policies Manual and this Agreement, this Agreement will control over the terms of the Employment Policies Manual.

         2.4 Stock Investment. During the term of this Agreement, the Executive agrees to hold shares of the Company's common stock having an aggregate Investment Value (as hereafter defined) equal to five hundred percent (500%) of the compensation paid to the Executive under paragraphs 4.1 and 4.2 of this Agreement during such calendar year. Any shares of common stock acquired by the Executive prior to the date of this Agreement and still owned by the Executive during the term of this Agreement may be used to satisfy the requirement to own common stock. For purposes of this paragraph, the "Investment Value" of each share of stock will be as follows: (a) for shares purchased in the open market the price paid by the Executive for such shares; (b) for shares acquired through the exercise of stock options, the fair market value of the common stock on the date the option was exercised; (c) for shares acquired after the IPO other than through open market purchases or the exercise of options, the fair market value of the Company's common stock on the date of the acquisition of such common stock; and (d) for shares acquired prior to the Company's initial public offering, the price obtained for stock in the IPO adjusted for subsequent stock splits. This paragraph will become null and void if the Company's common stock ceases to be listed on the New York Stock Exchange, the National Association of Securities Dealers Automated Quotation System or other national exchange. The Company has no obligation to sell or to purchase from the Executive any of the Company's stock in connection with this paragraph 2.4 and has made no representations or warranties regarding the Company's stock, operations or financial condition.

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3. Other Activities. Except for the activities (the "Permitted Activities")
expressly permitted by paragraphs 3.1 and 3.2 of this Agreement or approved by the board of directors of the Company, the Executive will not: (a) engage in business independent of the Executive's employment by the Company which requires any substantial portion of the Executive's time; (b) serve as an officer or director of any public corporation, partnership, company, or firm; (c) except for passive investments that do not violate this Agreement and require a minimal portion of the Executive's time, serve as a general partner or member of any corporation, partnership, company or firm; or (d) directly or indirectly invest in, participate in or acquire an interest in any oil and gas business, including, without limitation, (i) producing oil and gas, (ii) drilling, owning or operating oil and gas leases or wells, (iii) providing services or materials to the oil and gas industry, (iv) marketing or refining oil or gas, or (v) owning any interest in any corporation, partnership, company or entity which conducts any of the foregoing activities. The limitations in this paragraph 3 will not prohibit an investment by the Executive in publicly traded securities. Notwithstanding the foregoing, the Executive will be permitted to participate in the following activities which will be deemed to be approved by the Company, if such activities are undertaken in strict compliance with this Agreement.

         3.1 Existing Interests. The Executive has in the past conducted oil and gas activities individually and through TLW Investments Inc., TLW Production Company and other entities owned or controlled by the Executive (collectively, the "Executive Affiliates"). The Executive will be permitted to continue to conduct oil and gas activities (including participation in new wells) directly or through the Executive Affiliates, but only to the extent such activities are conducted on oil and gas leases or interests which the Executive or Executive Affiliates owned or had the right to acquire as of July 1, 2001, or which the Executive or the Executive Affiliates acquired from the Company under this Agreement or prior agreements with the Company (collectively, the "Prior Interests"). To the extent that the oil and gas interests or activities covered by this paragraph 3.1 are operated by the Company the ownership and participation will be subject to the payment and revenue adjustment provisions set forth in this paragraph 3.

         3.2 Company's Activities. The Executive or the designated Executive Affiliate will be permitted to acquire on the terms and conditions set forth herein an interest in the governmental spacing or production unit for each of the wells (the "Program Wells") spudded by any of the Company Entities (as hereafter defined) in any Calendar Quarter (as hereafter defined) during the Participation Term (as hereafter defined). The Program Wells include any well spudded during such Calendar Quarter in which the Company Entities participate as a nonoperator. Program Wells will include grass-roots wells or re-entries of existing wells.

                  3.2.1 Election. On or before the date which is thirty (30) days before the first (1st) day of each Calendar Quarter, the Executive will provide

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                           notice to the compensation committee of the Company's
                           board of directors of the Executive's intent to participate in Program Wells during the succeeding Calendar Quarter and the minimum percentage working interest which the Executive proposes to participate with during such Calendar Quarter (the "Acquisition Percentage"). The Executive's elected Acquisition Percentage for any Calendar Quarter will not exceed two and one-half percent (2.5%) on an eight-eighths (8/8ths) basis. If prior to the date specified herein, the Executive fails to provide notice of the Executive's intent to participate or of the Acquisition Percentage for a Calendar Quarter, the amount of the Acquisition Percentage for the Calendar Quarter will be deemed to be equal to the Acquisition Percentage for the immediately preceding Calendar Quarter.

                  3.2.2 Amount of Participation. On election to participate and the designation of the Acquisition Percentage for a Calendar Quarter, the Executive will be deemed to have elected to participate in each Program Well spudded during such Calendar Quarter with a working interest equal to the greater of the following determined on a well-by-well basis (the "Minimum Participation"): (a) the Acquisition Percentage for such Program Well (as adjusted for any well under paragraph 3.2.3); or (b) the Prior Interest of the Executive or the Executive Affiliates in the drilling unit for such Program Well. If the foregoing clause
                           (a) is applicable to a Program Well, then the Company will assign or allocate to the Executive or the designated Executive Affiliate a unit working interest in the Program Well sufficient to cause the Executive and the Executive Affiliates' combined interest in such Program Well to equal the Acquisition Percentage (including in such computation any Prior Interests). The interest to be assigned or allocated under this paragraph to cause the Executive's participation to be equal to the Acquisition Percentage will be derived proportionately from all the interests owned by the Company in the Program Wells (including nonconsenting interests, back-in interests, royalty interests, overriding royalty interests or other similar interests) so that the interests assigned or allocated to the Executive are substantially similar to the interests retained by the Company. If the Executive elects not to participate in Program Wells during a Calendar Quarter, then the Executive can elect to participate or not participate with any Prior Interests under the existing agreements related to such Prior Interests.

                  3.2.3 Minor Company Interests. If the combined interests in a specific Program Well to be assigned or allocated by the Company to the Executive and Mr. Aubrey K. McClendon under their respective employment agreements causes the Company's working interest

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                           (determined after consideration of any carried or
                           reversionary interests) on the spud date for such Program Well to be less than twelve and one-half percent (12.5%) on an eight-eighths (8/8ths) basis, then the Acquisition Percentage for that Program Well will be equal to zero for purposes of paragraph 3.2.2 of this Agreement. If this paragraph 3.2.3 prohibits the Executive's participation in a Program Well, then Mr. McClendon will also not be entitled to participate in such Program Well under his employment agreement.

         3.3 Conditions of Participation. The Participation by the Executive in each Program Well will be on no better terms than the terms agreed to by unaffiliated third party participants in connection with the participation in such Program Well or similar wells operated by the Company Entities. The Acquisition Percentage cannot be changed during any Calendar Quarter without the prior approval of the members of the compensation committee of the Company's board of directors. Any participation by the Executive under paragraph 3.2 is also conditioned on the Executive's participation in each Program Well spudded during such Calendar Quarter in an amount equal to the Minimum Participation. The Executive hereby agrees to execute and deliver any documents reasonably requested by the Company and hereby appoints the Company as the Executive's agent and attorney-in-fact to execute and deliver such documents if the Executive fails or refuses to execute such documents. The Executive further agrees to pay all joint interest billings within ninety (90) days after the month of receipt. Any amount not paid within the designated time period will accrue interest at the per annum rate of ten percent (10%).

         3.4 Revenue Timing. The Executive may request an advance (the "Revenue Advance") from the Company up to an amount (the "RA Amount") equal to: (a) the revenue disbursed by the Company to the Executive during the prior six (6) months for all Program Wells and Prior Interests for which the Company disburses revenue to the Executive, divided by (b) six (6). The Revenue Advance will be recalculated at the end of each Calendar Quarter. The Executive agrees to promptly pay any amount by which the Revenue Advance and any amounts advanced to the Executive in connection with revenue from the Executive's oil and gas wells exceed, in the aggregate, the RA Amount calculated under this paragraph 3.4 and any amount not so paid will accrue interest at the per annum rate of ten percent (10%). The Revenue Advance represents oil and gas revenue received by the Company with respect to the Executive's interest in various oil and gas wells for which the Company markets production but has not yet disbursed to the Executive or other participants in such wells and as such will not accrue interest except as provided in this paragraph 3.4.

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         3.5.     Definitions. For purposes of this Agreement, the term: (a)
                  "Calendar Quarter" means the three (3) month periods commencing on the first (1st) day of January, April, July and October; (b) the term "Company Entities" means the Company, any affiliate or successor to the Company, any entity which controls, subsequently owns or is under common control with the Company and any subsidiary corporation, partnership, limited liability company or other entity owned by, controlled by or under common control with any of the foregoing (whether direct or indirect); and (c) "Participation Term" means the term of this Agreement plus five (5) years after a termination under paragraphs 6.1.1 or 6.3 of this Agreement.

4. Executive's Compensation. The Company agrees to compensate the Executive as follows:

         4.1 Base Salary. A base salary (the "Base Salary"), in an annual rate of not less than Five Hundred Seventy-Five Thousand Dollars ($575,000.00), will be paid to the Executive in equal semi-monthly installments beginning July 15, 2001 during the term of this Agreement.

         4.2      Bonus. In addition to the Base Salary described at paragraph
                  4.1 of this Agreement, the Company may periodically pay bonus compensation to the Executive. Any bonus compensation will be at the absolute discretion of the Company in such amounts and at such times as the board of directors of the Company may determine.

         4.3 Stock Options. In addition to the compensation set forth in paragraphs 4.1 and 4.2 of this Agreement, the Executive may periodically receive grants of stock options from the Company's various stock option plans, subject to the terms and conditions thereof.

         4.4 Benefits. The Company will provide the Executive such retirement benefits, reimbursement of reasonable expenditures for dues, travel and entertainment and other benefits on terms customarily provided by the Company from time to time. The Company will also provide the Executive the opportunity to apply for coverage under the Company's medical, life and disability plans, if any. If the Executive is accepted for coverage under such plans, the Company will provide such coverage on the same terms as is customarily provided by the Company to the plan participants as modified from time to time. The following specific benefits will also be provided to the Executive at the expense of the Company:

                  4.4.1 Vacation. The Executive will be entitled to take up to four (4) weeks of paid vacation each calendar year during the term of this Agreement. No additional compensation will be paid for failure to take

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                           vacation and no vacation may be carried forward from
                           one calendar year to another.

                  4.4.2 Membership Dues. The Company will reimburse the Executive for: (a) the monthly dues necessary to maintain a full membership in (1) golf and/or country club in the Oklahoma City area selected by the Executive; and (b) the reasonable cost of any qualified business entertainment at such country club. All other costs, including, without implied limitation, any initiation costs, initial membership costs, personal use and business entertainment unrelated to the Company will be the sole obligation of the Executive and the Company will have no liability with respect to such amounts.

                  4.4.3 Allowances. The Executive will receive a monthly cash allowance in the amount of Two Thousand Dollars ($2,000.00) to defer a portion of the Executive's cost of acquiring, operating and maintaining an automobile for use in the Executive's employment. Additionally, the Executive will be entitled to utilize any aircraft owned or leased by the Company (whether in whole or in part) for personal use and will not be required to reimburse the Company for any cost related to such use or pay any cost or charge with respect to such use except for variable costs of such use in excess of the aircraft allowance. For purposes of this Agreement the variable cost of using the Company's aircraft means the variable costs directly identifiable with each use (including fuel, pilot charges, landing fees, hourly charges under co-ownership arrangements and other such costs) but specifically excluding any fixed costs of the aircraft (including acquisition costs and depreciation). The aircraft allowance will be equal to $6,250 of the variable cost of using the Company's aircraft for each month during the term of this Agreement. If the Executive's unreimbursed variable costs attributable to the Executive's use of the Company's aircraft during any twenty-four month period exceeds the aircraft allowance for that period, the Executive will be required to reimburse the Company for such excess.

                  4.4.4 Accounting Support. The Executive will be permitted to utilize the Company's office space, computer facilities and the equivalent of one (1) full-time accounting employee of the Company to maintain books and records for the Executive and the Executive's Permitted Activities. The Executive will not be required to pay any amount to the Company in connection with such accounting services.

         4.5 Gross-Up Payment. In the event it is determined that any payment or distribution by the Company or the Company Entities to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this paragraph 4.5) (a "Payment") is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the "Code") or any interest or penalties related to such excise tax (collectively, the "Excise Tax"), the Executive will be entitled to receive an additional payment (a "Gross-Up Payment") from the Company. The Gross-Up Payment will be equal to the amount, such that after payment by the Executive of all taxes (including the Excise Tax, income taxes, interest and penalties imposed with respect to such taxes) on the Gross-Up Payment, the Executive will retain an amount of the Gross-Up Payment equal to the Excise Tax imposed on the Payment.

                  4.5.1    Determination. Subject to the provisions of paragraph
                           4.5.2 all determinations required to be made under this paragraph 4.5 (including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized) will be made by a nationally recognized certified public accounting firm designated by the Executive (the "Accounting Firm"). The Accounting Firm will provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is reasonably requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting a Change of Control (as hereinafter defined), the Executive will be entitled to appoint another nationally recognized accounting firm to make the determinations required under this paragraph (which accounting firm will then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm will be paid by the Company. Any Gross-Up Payment required to be paid under this paragraph 4.5 will be paid by the Company to the Executive within five (5) days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm will be binding on the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm, the Gross-Up Payment made by the Company may be less than actually required (an "Underpayment") consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to paragraph
                           4.5.2 below and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm will determine the amount of the Underpayment that has occurred and any such Underpayment will be promptly paid by the Company to or for the benefit of the Executive.

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                  4.5.2    Contest of Claims. The Executive will notify the
                           Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of a Gross-Up Payment. Such notification will be given as soon as practicable but no later than ten (10) business days after the Executive is informed in writing of such claim and will apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive will not pay such claim prior to the expiration of the thirty (30) day period following the date on which the Executive notifies the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such thirty (30) day period that the Company desires to contest such claim, the Executive will: (a) provide to the Company any information reasonably requested by the Company relating to such claim; (b) take such action in connection with contesting such claim as the Company reasonably requests in writing including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company; (c) cooperate with the Company in good faith as necessary to effectively contest such claim; and (d) permit the Company to participate in any proceedings relating to such claim. The Company will bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with the contest of the claim and agrees to indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such protest (including payment of costs and expenses as provided hereunder). Without limitation on the foregoing provisions, the Company will control all proceedings related to such contested claim, may at its sole option pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may at its sole option either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner. The Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company reasonably determines. If the Company directs the Executive to pay a claim and sue for a refund, the Company will be required to advance the amount of such payment to the Executive on an interest-free basis and agrees to indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance, provided that any extension of the statute of limitations relating to payment of taxes for the taxable

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                           year of the Executive with respect to which such
                           contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contested claim will be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive will be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

                  4.5.3 Refunds. If, after the receipt by the Executive of an amount advanced by the Company pursuant to paragraph 4.5.2, the Executive becomes entitled to receive any refund with respect to such claim the Executive will (subject to the Company's complying with the requirements of paragraph 4.5.2) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Company pursuant to paragraph 4.5.2, a determination is made that the Executive will not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of (30) days after such determination, then the advance will be forgiven and will not be required to be repaid and the amount of such advance will offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

         4.6 Compensation Review. The compensation of the Executive will be reviewed not less frequently than annually by the board of directors of the Company. The compensation of the Executive prescribed in paragraph 4 of this Agreement (including benefits) may be increased at the discretion of the Company, but may not be reduced without the prior written consent of the Executive.

5. Term. In the absence of termination as set forth in paragraph 6 below, this Agreement will extend for a term of five (5) years commencing on July 1, 2001, and ending on June 30, 2006 (the "Expiration Date") as extended from time to time. Unless the Company provides thirty (30) days prior written notice of nonextension to the Executive, on each June 30 during the term of this Agreement, the term and the Expiration Date will be automatically extended for one (1) additional year so that the remaining term on this Agreement will be not less than four (4) and not more than five (5) years.

6. Termination. This Agreement will continue in effect until the expiration of the term set forth in paragraph 5 of this Agreement unless earlier terminated pursuant to this paragraph 6.

         6.1 Termination by Company. The Company will have the following rights to terminate this Agreement:

                  6.1.1 Termination without Cause. The Company may terminate this Agreement without Cause at any time by the service of written notice of termination to the Executive specifying an effective date of such termination not sooner than ninety (90) business days after the date of such notice (the "Termination Date"). In the event the Executive is terminated without Cause (other than a CC Termination under paragraph 6.3 of this Agreement), the Executive will receive as termination compensation: (a) Base Compensation (as hereafter defined) during the remaining term of this Agreement, but in any event through the Expiration Date; (b) any benefits provided by operation of paragraph 4.4 of this Agreement during the remaining term of this Agreement, but in any event through the Expiration Date (including, without implied limitation, suitable office space, secretarial and accounting support at the levels presently provided by the Company to the Executive); and (c) any vacation pay accrued through the Termination Date. For purposes of this Agreement the term "Base Compensation" means the Executive's current Base Salary under paragraph 4.1 on the Termination Date plus the bonus compensation received by the Executive during the twelve (12) month period preceding the Termination Date.

                  6.1.2 Termination for Cause. The Company may terminate this Agreement for Cause. For purposes of this Agreement, "Cause" means: (a) the willful and continued failure of the Executive to perform substantially the Executive's duties with the Company or one of the Company Entities (other than a failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Executive by the board of directors which specifically identifies the manner in which the board of directors believes that the Executive has not substantially performed the Executive's duties; or (b) the willful engaging by the Executive in illegal conduct, gross misconduct or a clearly established violation of the Company's code of conduct, in each case which is materially and demonstrably injurious to the Company. For purposes of this provision, an act or failure to act, on the part of the Executive, will not be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based on authority given pursuant to a resolution duly adopted by the board of directors or based on the advice of counsel for the Company will be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company. In the event this Agreement is terminated for Cause, the Company will not have any obligation to provide any further payments or benefits to the Executive after the effective date of such termination. This Agreement will not be deemed to have terminated for Cause unless a written determination specifying the reasons for such termination is made, approved by a majority of the disinterested members of the board of directors of the Company and delivered to the Executive. Thereafter, the Executive will have the right for a period of thirty (30) days to request a board of directors meeting to be held at a mutually agreeable time and location within the following thirty (30) days, at which meeting the Executive will have an opportunity to be heard. Failing such determination and opportunity for hearing, any termination of this Agreement will be deemed to have occurred without Cause.

         6.2 Termination by Executive. The Executive may voluntarily terminate this Agreement with or without Cause by the service of written notice of such termination to the Company specifying an effective date of such termination ninety (90) days after the date of such notice, during which time Executive may use remaining accrued vacation days, or at the Company's option, be paid for such days. In the event this Agreement is terminated by the Executive, neither the Company nor the Executive will have any further obligations hereunder including, without limitation, any obligation of the Company to provide any further payments or benefits to the Executive after the effective date of such termination.

         6.3 Termination After Change in Control. If during the term of this Agreement there is a "Change of Control" and within three
                  (3) years thereafter there is a CC Termination (as hereafter defined), then the Executive will be entitled to a severance payment (in addition to any other rights and other amounts payable to the Executive under this Agreement or otherwise) in an amount equal to the sum of the following: (a) five (5) times the Executive's Base Compensation; plus (b) five (5) times the value of any benefits provided by operation of paragraph 4.4 of this Agreement during the preceding twelve
                  (12) months; plus (c) any applicable Gross-Up Payment. If the foregoing amount is not paid within ten (10) days after the CC Termination, the unpaid amount will bear interest at the per annum rate of 12%. In addition, for a period of twelve (12) months after a CC Termination, the Company will provide at no cost to the Executive suitable office space and secretarial and accounting support at the levels presently provided by the Company.

                  6.3.1 Change of Control. For the purpose of this Agreement, a "Change of Control" means the occurrence of any of the following:

                           (a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or
                           (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"). For purposes of this paragraph (a) the following acquisitions by a Person will not constitute a Change of Control: (i) any acquisition directly from the Company; (ii) any acquisition by the Company; (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and
                           (iii) of paragraph (c) of this paragraph 6.3.1.

                           (b) The individuals who, as of the date hereof, constitute the board of directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the board of directors. Any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered a member of the Incumbent Board as of the date hereof, but any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board will not be deemed a member of the Incumbent Board as of the date hereof.

                           (c) The consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), unless following such Business Combination: (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination.

                           (d) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

                  6.3.2 CC Termination. The term "CC Termination" means any of the following: (a) this Agreement expires in accordance with its terms; (b) this Agreement is not extended under paragraph 5 of this Agreement and the Executive resigns within one (1) year after such nonextension; (c) the Executive is terminated by the Company other than under paragraphs 6.1.2, 6.4 or 6.5 based on adequate grounds; (d) the Executive resigns as a result of a change in the Executive's duties or title, a reduction in the Executive's then current compensation, a required relocation more than 25 miles from the Executive's then current place of employment or a default by the Company under this Agreement; (e) the failure by the Company after a Change of Control to obtain the assumption of this Agreement, without limitation or reduction, by any successor to the Company or any parent corporation of the Company; or (f) after a Change of Control has occurred, the Executive agrees to remain employed by the Company for a period of three (3) months to assist in the transition and thereafter resigns.

         6.4 Incapacity of Executive. If the Executive suffers from a physical or mental condition which in the reasonable judgment of the Company's board of directors prevents the Executive in whole or in part from performing the duties specified herein for a period of four (4) consecutive months, the Executive may be terminated. Although the termination will be deemed as a termination with Cause, any compensation payable under paragraph 4 of this Agreement will be continued through the remaining term of this Agreement, but in any event through the Expiration Date. Notwithstanding the foregoing, the Executive's Base Salary specified in paragraph 4.1 of this

                  Agreement will be reduced by any benefits payable under any disability plans provided by the Company under paragraph 4.4 of this Agreement.

         6.5 Death of Executive. If the Executive dies during the term of this Agreement, the Company may thereafter terminate this Agreement without compensation to the Executive's estate except: (a) the obligation to continue the Base Salary payments under paragraph 4.1 of this Agreement for twelve (12) months after the effective date of such termination, and (b) the benefits described in paragraph 4.4 of this Agreement accrued through the effective date of such termination.

         6.6 Effect of Termination. The termination of this Agreement will terminate all obligations of the Executive to render services on behalf of the Company, provided that the Executive will maintain the confidentiality of all information acquired by the Executive during the term of his employment in accordance with paragraph 7 of this Agreement. In the event of a termination under paragraphs 6.1.1 or 6.3 of this Agreement, the Executive's right to participate in Program Wells will continue in accordance with paragraph 3 of this Agreement through the Expiration Date as extended under this Agreement. Except as otherwise provided in this paragraph 6, no accrued bonus, severance pay or other form of compensation will be payable by the Company to the Executive by reason of the termination of this Agreement. In the event that payments are required to be made by the Company under this paragraph 6, the Executive will not be required to seek other employment as a means of mitigating the Company's obligations hereunder resulting from termination of the Executive's employment and the Company's obligations hereunder (including payment of severance benefits) will not be terminated, reduced or modified as a result of the Executive's earnings from other employment or self-employment. All keys, entry cards, credit cards, files, records, financial information, furniture, furnishings, equipment, supplies and other items relating to the Company will remain the property of the Company. The Executive will have the right to retain and remove all personal property and effects which are owned by the Executive and located in the offices of the Company. All such personal items will be removed from such offices no later than ten (10) days after the effective date of termination, and the Company is hereby authorized to discard any items remaining and to reassign the Executive's office space after such date. Prior to the effective date of termination, the Executive will cooperate with the Company to provide for the orderly termination of the Executive's employment.

7. Confidentiality. The Executive recognizes that the nature of the Executive's services are such that the Executive will have access to information which constitutes trade secrets, is of a confidential nature, is of great value to the Company or is the foundation on which the business of the Company is predicated. The Executive agrees not to disclose to any person other than the Company's employees or the Company's legal counsel nor use for any purpose, other than the performance of this Agreement, any confidential information ("Confidential Information"). Confidential Information includes data or material (regardless of form) which is: (a) a trade secret; (b) provided, disclosed or delivered to Executive by the Company, any officer, director, employee, agent, attorney, accountant, consultant, or other person or entity employed by the Company in any capacity, any customer, borrower or business associate of the Company or any public authority having jurisdiction over the Company of any business activity conducted by the Company; or (c) produced, developed, obtained or prepared by or on behalf of Executive or the Company (whether or not such information was developed in the performance of this Agreement) with respect to the Company or any assets oil and gas prospects, business activities, officers, directors, employees, borrowers or customers of the foregoing. However, Confidential Information will not include any information, data or material which at the time of disclosure or use was generally available to the public other than by a breach of this Agreement, was available to the party to whom disclosed on a non-confidential basis by disclosure or access provided by the Company or a third party, or was otherwise developed or obtained independently by the person to whom disclosed without a breach of this Agreement. On request by the Company, the Company will be entitled to a copy of any Confidential Information in the possession of the Executive. The Executive also agrees that the provisions of this paragraph 7 will survive the termination, expiration or cancellation of this Agreement for a period of one (1) year. The Executive will deliver to the Company all originals and copies of the documents or materials containing Confidential Information. For purposes of paragraphs 7, 8, and 9 of this Agreement, the Company expressly includes any of the Company Entities.

8. Noncompetition. For a period of twelve (12) months after Executive is no longer employed by the Company as a result of either the resignation by the Executive pursuant to paragraph 6.2 above or termination for Cause pursuant to paragraph 6.1.2 above, the Executive will not: (a) acquire, attempt to acquire or aid another in the acquisition or attempted acquisition of an interest in oil and gas assets, oil and gas production, oil and gas leases, mineral interests, oil and gas wells or other such oil and gas exploration, development or production activities within two (2) miles of any operations or ownership interests of the Company or its subsidiary corporations, partnerships or entities (but excluding operations or ownership interests acquired by the Company from a successor entity through a Change of Control as described in paragraph 6.3); and (b) solicit, induce, entice or attempt to entice any employee (except the Executive's personal secretary and accountant), contractor, customer, vendor or subcontractor to terminate or breach any relationship with the Company or the Company's affiliates for the Executive's own account or for the benefit of another party. The Executive further agrees that the Executive will not circumvent or attempt to circumvent the foregoing agreements by any future arrangement or through the actions of a third party.

9. Proprietary Matters. The Executive expressly understands and agrees that any and all improvements, inventions, discoveries, processes or know-how that are generated or conceived by the Executive during the term of this Agreement, whether generated or conceived during the Executive's regular working hours or otherwise, will be the sole and exclusive property of the Company. Whenever requested by the Company (either during the term of this Agreement or thereafter), the Executive will assign or execute any and all applications, assignments and or other instruments and do all things which the Company deems necessary or appropriate in order to permit the Company to: (a) assign and convey or otherwise make available to the Company the sole and exclusive right, title, and interest in and to said improvements, inventions, discoveries, processes, know-how, applications, patents, copyrights, trade names or trademarks; or (b) apply for, obtain, maintain, enforce and defend patents, copyrights, trade names, or trademarks of the United States or of foreign countries for said improvements, inventions, discoveries, processes or know-how. However, the improvements, inventions, discoveries, processes or know-how generated or conceived by the Executive and referred to above (except as they may be included in the patents, copyrights or registered trade names or trademarks of the Company, or corporations, partnerships or other entities which may be affiliated with the Company) will not be exclusive property of the Company at any time after having been disclosed or revealed or have otherwise become available to the public or to a third party on a non-confidential basis other than by a breach of this Agreement, or after they have been independently developed or discussed without a breach of this Agreement by a third party who has no obligation to the Company the Company Entities.

10. Arbitration. The parties will attempt to promptly resolve any dispute or controversy arising out of or relating to this Agreement or termination of the Executive by the Company. Any negotiations pursuant to this paragraph 10 are confidential and will be treated as compromise and settlement negotiations for all purposes. If the parties are unable to reach a settlement amicably, the dispute will be submitted to binding arbitration before a single arbitrator in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association. The arbitrator will be instructed and empowered to take reasonable steps to expedite the arbitration and the arbitrator's judgment will be final and binding upon the parties subject solely to challenge on the grounds of fraud or gross misconduct. Except for damages arising out of a breach of paragraphs 6, 7, 8 or 9 of this Agreement, the arbitrator is not empowered to award total damages (including compensatory damages) which exceed 300% of compensatory damages and each party hereby irrevocably waives any damages in excess of that amount. The arbitration will be held in Oklahoma County, Oklahoma. Judgment upon any verdict in arbitration may be entered in any court of competent jurisdiction and the parties hereby consent to the jurisdiction of, and proper venue in, the federal and state courts located in Oklahoma County, Oklahoma. The Company will pay the costs and expenses of the arbitration including, without implied limitation, the fees for the arbitrators. Unless otherwise expressly set forth in this Agreement, the procedures specified in this paragraph 10 will be the sole and exclusive procedures for the resolution of disputes and controversies between the parties arising out of or relating to this Agreement. Notwithstanding the foregoing, a party may seek a preliminary injunction or other provisional judicial relief if in such party's judgment such action is necessary to avoid irreparable damage or to preserve the status quo.

11. Miscellaneous. The parties further agree as follows:

         11.1.1 Time. Time is of the essence of each provision of this Agreement.

         11.2 Notices. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement will be in writing and will be deemed to have been given when delivered personally or by telefacsimile to the party designated to receive such notice, or on the date following the day sent by overnight courier, or on the third (3rd) business day after the same is sent by certified mail, postage and charges prepaid, directed to the following address or to such other or additional addresses as any party might designate by written notice to the other party:

                  To the Company:   Chesapeake Energy Corporation
                                    Post Office Box 18496
                                    Oklahoma City, OK 73154-0496
                                    Attn: Aubrey K. McClendon

                  To the Executive: Mr. Tom L. Ward
                                    19200 North Rockwell Avenue
                                    Edmond, Oklahoma 73003-9200

         11.3 Assignment. Neither this Agreement nor any of the parties' rights or obligations hereunder can be transferred or assigned without the prior written consent of the other parties to this Agreement.

         11.4 Construction. If any provision of this Agreement or the application thereof to any person or circumstances is determined, to any extent, to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which the same is held invalid or unenforceable, will not be affected thereby, and each term and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law. This Agreement is intended to be interpreted, construed and enforced in accordance with the laws of the State of Oklahoma.

         11.5 Entire Agreement. Except as provided in paragraph 2.3 of this Agreement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter herein contained, and no modification hereof will be effective unless made by a supplemental written agreement executed by all of the parties hereto.

         11.6 Binding Effect. This Agreement will be binding on the parties and their respective successors, legal representatives and permitted assigns. In the event of a merger, consolidation, combination, dissolution or liquidation of the Company, the performance of this Agreement will be assumed by any entity which succeeds to or is transferred the business of the Company as a result thereof.

         11.7 Attorneys' Fees. If any party institutes an action, proceeding or arbitration against any other party relating to the provisions of this Agreement or any default hereunder, the Company will be responsible for paying the Company's legal fees and expenses and the Company will be required to reimburse the Executive for reasonable expenses and legal fees incurred by the Executive in connection with the resolution of such action or proceeding, including any costs of appeal.

         11.8 Supercession. This Agreement is the final, complete and exclusive expression of the agreement between the Company and the Executive and supersedes and replaces in all respects any prior employment agreements (including the Prior Agreement). On execution of this Agreement by the Company and the Executive, the relationship between the Company and the Executive after the effective date of this Agreement will be governed by the terms of this Agreement and not by any other agreements, oral or otherwise.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement effective the date first above written.

                                        CHESAPEAKE ENERGY CORPORATION, an
                                        Oklahoma corporation


                                        By
                                          --------------------------------------
                                           Aubrey K. McClendon, Chief Executive
                                        Officer

                                        (the "Company")



                                        ----------------------------------------
                                        Tom L. Ward, individually

                                        (the "Executive")